

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 14, 2016

Therese Tucker
Chief Executive Officer
BlackLine, Inc.
21300 Victory Boulevard, 12th Floor
Woodland Hills, CA 91367

> **Re: BlackLine, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 24, 2016**
> **CIK No. 0001666134**

Dear Ms. Tucker:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior letter refer to our letter dated March 10, 2016.

Prospectus Summary

Overview, page 1

1.   We note your response to prior comment 3 concerning your belief you have "market-leading applications and functionalities" and have a "leading position in both the enterprise market and mid-market." Please revise to define more clearly the market that you believe you and your software are leading, and to indicate that you currently have a limited number of competitors, as you advise in your response.

Use of Proceeds, page 47

2.   You disclose that you intend to use a portion of the net proceeds from the offering to
        repay the entire outstanding balance under your credit facility, including the $5 million
        term loan added under the credit facility in March 2016. Please revise to describe your
        use of the March 2016 term loan proceeds, if called for by Instruction 4 to Item 504 of
        Regulation S-K, or advise.

Non-GAAP Financial Measures, page 57

3.   We note the revisions made to your disclosure in response to prior comment 8 as well as
        the new disclosure regarding the usefulness of Non-GAAP Net Loss. Please revise to
        provide a more detailed discussion of why such measures are useful to an investor. In
        this regard, please explain why excluding the items noted provides a "direct comparison"
        between periods. Also, explain why the exclusion of "non-cash" expenses is useful
        considering that this is a performance rather than a liquidity measure. Considering the
        number of adjustments made to Non-GAAP Net Loss, it may be beneficial to disclose
        why the exclusion of each item is useful to an investor.

4.   We note the adjustment for "benefit from income taxes." Please tell us what this line
        item represents and explain how it was calculated. In this regard, it is unclear whether
        the amount represents total income tax expense or the tax impact of the non-GAAP
        adjustments. Also, for guidance see Question 102.11 of the Compliance & Disclosure
        Interpretations for Non-GAAP Financial Measures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 59

5.   We note your response to prior comments 10 and 16 as well as your revised disclosure,
        and it remains unclear to us why you pay a fee to SAP. In this regard, please explain to
        us what benefit you derive from the relationship and explain why you pay a fee to SAP
        regardless of whether SAP recommends your platform to its ERP users. As part of your
        response, please tell us whether SAP is a reseller of your platform.

6.   We note your response to prior comment 11. Please provide further support for your
        belief that disclosure of backlog or an equivalent measure is not material to an
        understanding of your business. Although we note from your response that backlog may
        change over time as your contract terms change and that the change in backlog may not
        be an indicator of the likelihood of renewal or expected future revenues, it appears that
        backlog or a similar measure may nonetheless provide useful information about future
        revenues. In view of your response, it appears that your concern that disclosure of
        backlog could be misleading to investors could be addressed by explanatory language in
        the prospectus. We note further that disclosure of backlog is required if material to an

understanding of the business under Item 101(c)(1)(viii) of Regulation S-K, regardless of how the measure is used by management. Please advise or revise accordingly.

Factors Affecting Performance, page 61

7. Please tell us whether your graphic on page 62, entitled "Total Annualized Subscription and Support Revenue by Customer Cohort," is drawn to scale.

Results of Operations

Sales and marketing, page 68

8. Based on your disclosures on page 68 and 69, it appears that you account for the fees paid to technology vendors, such as SAP, as a sales and marketing expense. Please tell us how you determined this classification was appropriate and refer to the authoritative guidance you relied upon.   As part of your response, please tell us how you considered ASC 605-50-45.

Exhibits

9. In response to prior comment 29, you indicate that you plan to file a confidential treatment request pursuant to Securities Act Rule 406 with respect to certain redacted portions of your credit agreement filed as Exhibit 10.2. Please note that all issues concerning the confidential treatment request must be resolved prior to the effectiveness of this registration statement.

You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: Allison B. Spinner, Esq.
    Wilson Sonsini Goodrich & Rosati, P.C.